Exhibit 99.122

Vicinity Motor Corp. Announces Product Specifications and Initiates Sales for Fully Electric Medium-Duty VMC 1200 Truck

Initial Electric Truck Deliveries to Begin in Q1 2022

VANCOUVER, BC – June 22, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor”, “VMC” or the “Company”) (Formerly Grande West Transportation Group), a leading supplier of electric, CNG, gas and clean diesel vehicles, today released specifications for the new VMC 1200, a fully electric Class 3 medium-duty commercial truck.

Powered by a cutting edge 150 kWh Li-Ion battery and an electrical powertrain that provides up to 150 kWh of power and 800 Ft Lbs. of torque, the VMC 1200 has a 6,000-pound load capacity and an expected range up to 150 miles on a single charge. The medium duty electric truck leverages Vicinity’s proven EV experience in a popular cab-over design at an attractive price, making it well suited for urban environments and construction or delivery applications.

Standard features include driver conveniences including a high-back comfort seat, keyless entry, air conditioning, power windows and door locks, 3-person seating and the ability to use the battery for on-site power, eliminating the need to transport large, noisy generators. The vehicle is capable of fully charging from a level 3 EV fast charger in 2.5 hours and from a standard level 2 charger in as little as 5 hours. For a complete list of specifications, please visit the Company’s website at https://vicinitymotorcorp.com/images/VMC1200SpecificationsFlyer.pdf.

Pictured Above: The all-new Vicinity 1200 Fully Electric Class 3 Truck

“With our final design specifications in place, the VMC 1200 can now be ordered by our robust network of existing dealerships throughout North America,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Production of the vehicles is underway and commercial deliveries are scheduled to commence in the first quarter of 2022. Our sales team is already introducing the demonstration VMC 1200 model to our dealer network and are very pleased to see very strong interest in it.”

“Due to expected heavy order flow for the VMC 1200, we have planned production levels of up to 1,000 units in 2022. We look forward to building a strong source of supplemental growth through this zero-emission line of medium duty trucks to complement our full line of Vicinity Lightning™ and Classic buses.”

See Proactive Investors interview with VMC Founder and CEO, William Trainer here.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors

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